Exhibit 99.3

[DATE]

Dear Shareholder:

American National Bankshares Inc. is pleased to offer our shareholders the opportunity to participate in our Dividend Reinvestment Plan. A prospectus describing the plan is enclosed for your review.

All registered American common stock shareholders are eligible to participate in the plan so long as at least 10% of the shareholder’s registered common stock is enrolled in the plan. Participation in the plan is entirely voluntary. You may enroll or withdraw at any time, in accordance with the terms and conditions of the plan. In addition to providing a convenient way to buy additional shares of American common stock by reinvesting your dividends, the plan also provides a way for you to make voluntary cash payments to purchase additional shares of common stock. The stock purchases are made on your behalf without you paying any service fees or brokerage commissions. We encourage you to review the terms and conditions of the plan carefully, as well as to retain the prospectus for future reference.

If you already participate in the plan, we are pleased to announce a few improvements to the plan. Previously, a minimum of $200 or maximum of $3,500 of voluntary cash payments were permitted for purchases beyond the dividend reinvestment amount. Today, those thresholds are set at $100 and $5,000. As an added convenience, the plan also now allows participants to set-up automatic voluntary cash payment deductions from their bank account, with deductions occurring on a quarterly basis. Additionally, while stock purchases previously only took place on the open market, the plan now enables the plan administrator to purchase shares directly from American. These direct purchases potentially provide American with an additional source of relatively low-cost capital. These changes are effectively immediately for all plan participants.

The shares of American National Bankshares Inc. common stock and any monies held in the American National Bankshares Inc. Dividend Reinvestment Plan are not savings accounts, deposits, or other obligations of any bank or savings associations and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Further, no interest will be earned on any funds held by the plan administrator prior to their investment. Investment in our common stock, as with any investment in common stock, involves investment risks, including the possible loss of value.

Registrar and Transfer Company is the plan administrator. You may enroll in the plan by completing and signing the enclosed enrollment form and returning it to the plan administrator. If you have any questions about the plan, we recommend that you call Registrar and Transfer Company, the plan administrator, at (800) 368-5948. You may also contact William W. Traynham, Chief Financial Officer of American National Bankshares Inc., at (434) 792-5111.

Thank you for your continued interest in and support of American National Bankshares Inc.

Sincerely,

Charles H. Majors
President and Chief Executive Officer